June 18, 2010
DIRECT DIAL: 212.451.2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Forward Industries, Inc.
Preliminary Consent Solicitation Statement on Schedule 14A
Filed by LaGrange Capital Partners, L.P.

Dear Sir or Madam:

The above-referenced Preliminary Consent Solicitation Statement has been filed on the date hereof.  Please contact the undersigned at (212) 451-2333 if there are any questions or comments regarding this filing.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky